

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

February 2, 2017

<u>Via E-mail</u>
Kirt Gardner
Chief Financial Officer
UBS AG
677 Washington Boulevard
Stamford, Connecticut 06901

     Re: **UBS Group AG**
              UBS AG
              Form 20-F for Fiscal Year Ended December 31, 2015
              Filed March 18, 2016
              File Nos. 1-36764 and 1-15060

Dear Mr. Gardner:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        /s/ Kevin W. Vaughn

                        Kevin W. Vaughn
                        Accounting Branch Chief
                        Office of Financial Services